UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Saks Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79377W108

(CUSIP Number)

Erlendur Gíslason, Esq.

Receiver, Bankruptcy Estate of Baugur Group hf.

LOGOS Legal Services

Efstaleiti 5,

IS-103 Reykjavík

Iceland

+354 5 400 300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Judith Sullivan, Esq.

White and Williams, LLP

One Penn Plaza, Suite 4110

New York, New York 10119

(212)244-9500

December 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 79377W108

1.	Names of Reporting Persons. Baugur Group hf.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Iceland

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 79377W108

15.	Names of Reporting Persons. Jón Ásgeir Jóhannesson
16.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
17.	SEC Use Only
18.	Source of Funds (See Instructions) N/A
19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
20.	Citizenship or Place of Organization Iceland

Number of Shares Beneficially by Owned by Each Reporting Person With	21. Sole Voting Power 0
22. Shared Voting Power 0
23. Sole Dispositive Power 0
24. Shared Dispositive Power 0

25.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
27.	Percent of Class Represented by Amount in Row (11) 0.0%
28.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to the initial statement on Schedule 13D filed by Baugur Group hf. (“Baugur”) and Jón Ásgeir Jóhannesson (collectively, the “Reporting Persons”) on July 23, 2007 (the “Initial Schedule 13D”), relates to shares of the Common Stock, par value $0.10 per share (the “Common Stock”) of Saks Incorporated, a Tennessee corporation (the “Issuer”).

As reported below, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer, and accordingly, upon the filing of this Amendment No. 3, the Reporting Persons shall no longer be subject to the reporting requirements of Section 13(d) of the Securities and Exchange Act of 1934 with regard to the Common Stock of the Issuer.

Item 2.	Identity and Background

The information set forth in Item 2(a)-(c); (f) of the Initial Schedule 13D is hereby supplemented with the following:

(a)-(c); (f) On February 12, 2009, Baugur entered into a moratorium process pursuant to the Icelandic Bankruptcy Act and was declared bankrupt on March 13, 2009. As a result of such bankruptcy, the authority of the Board of Directors and executive officers of Baugur has been terminated and Erlendur Gíslason, Esq., the Bankruptcy Receiver, currently has authority to act on behalf of the Bankruptcy Estate of Baugur.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5 of the Initial Schedule 13D is hereby supplemented with the following:

(a) As of the date of this Amendment No. 3, neither of the Reporting Persons currently beneficially owns any shares of Common Stock of the Issuer. As reported, one of the Reporting Persons, Baugur, previously had the right to acquire 12,210,000 shares of the Issuer’s Common Stock through a series of Icelandic forward contracts that it had entered into with Landsbanki Islands hf.

The forward contracts matured on December 3, 2008 and were not further extended. Neither party performed its obligations under the forward contracts on the maturity date. As a result, Baugur ceased to have the right to acquire shares of Common Stock of the Issuer pursuant to the terms of the forward contracts.

While the parties held subsequent discussions regarding the possibility of entering into new forward contracts relating to shares of the Issuer’s Common Stock, the parties never entered into such agreements. Accordingly, as of the date of this Amendment No. 3, Baugur is no longer a party to any forward contracts relating to shares of Common Stock of the Issuer and, as a result, neither of the Reporting Persons has the right to acquire any shares of Common Stock of the Issuer from Landsbanki Islands hf.

(b) The Reporting Persons do not beneficially own any shares of Common Stock of the Issuer and therefore have no voting or dispositive power over any shares of Common Stock of the Issuer.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer on December 3, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2009

BANKRUPTCY ESTATE OF BAUGUR GROUP HF.

/s/ Erlendur Gíslason
By:	Erlendur Gíslason, Esq.
Title:	Bankruptcy Receiver

/s/ Jón Ásgeir Jóhannesson
JÓN ÁSGEIR JÓHANNESSON